Titan Oil & Gas, Inc.
7251 West Lake Mead Boulevard

Suite 300
Las Vegas, NV 89128
(702) 562-4315

March 29, 2012

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Karl Hiller, Accounting Branch Chief

Re:          Titan Oil & Gas, Inc.
Form 10-K for the fiscal year ended August 31, 2011
Filed November 29, 2011
File No. 000-53901

Dear Mr. Hiller:

Titan Oil & Gas, Inc. (the "Company") is hereby submitting to the Securities and Exchange Commission (the "Commission") the following responses to the Commission’s comment letter dated March 14, 2012, with reference to the Annual Report on Form 10-K for the Fiscal Year ended August 31, 2011, filed with the Commission on November 29, 2011 (the “Form 10-K”).

Form 10-K for the Fiscal Year ended August 31,2011

Description of Properties, page 18

1.   Since you are engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X, you must provide the disclosures prescribed in Items 1202 through 1208 of Regulation S-K. Please revise accordingly.

Response: The Form 10-K has been revised to include the disclosures prescribed in Items 1202 through 1208 of Regulation S-K.

Reserves and Resources, page 21

2.   We note that you have filed a reserve report prepared by GLJ Petroleum Consultants as an exhibit. However, this report does not include all of the content required to comply with Item 1202(a)(8) of Regulation S-K. Further, the engineer does not appear to have used the reserve definitions set forth in Rule 4-10(a) of Regulation S-X to determine the reserves which are the subject of this report. Therefore, you will need to make arrangements with your engineer to obtain and file a report which conforms with this guidance. If you are not able to demonstrate that your Leaman property contains proved reserves, also submit the revisions that you would need to make to your accounting and disclosures to clarify the status of the property and to comply with GAAP; the level of uncertainty inherent in your operations should be clear.

Response: The reserve report has been amended by GLJ Petroleum Consultants to comply with Item 1202(a)(8).  In addition, the report has been amended to use the reserve definition set forth in rule 4-10(a) of Regulation S-X.  The amended reserve report has been attached as exhibit 99.1 to the amended Form 10-K.

3.            Please revise your Summary of Reserves table on page 21 to show your reserve information in the level of detail prescribed by Item 1202(a)(2) of Regulation S-K. In addition, you must present this information as of your fiscal year-end of August 31, 2011, rather than as of March 31, 2011.

Response: The Form 10-K has been revised to show the reserve information in the level of detail prescribed by Item 1202(a) of Regulation S-K as well as presenting this information as of the Company's fiscal year end.  The Company has a single operating property located in Alberta, Canada and has no proved or probable undeveloped properties.  These clarifications have been added under the reserve table.

Financial Statements, page 40

General

4.    We note the audit report covers your financial statements as of and for the fiscal year ended August 31, 2011, and the cumulative period from inception. However, it does not cover your financial statements as of and for the fiscal year ended August 31, 2010. You need to make arrangements with your auditor to obtain and file an audit report which also covers the prior year to comply with Rule 8-02 of Regulation S-X.

Response: The Form 10-K has been revised to include an updated audit report to include the financial statements as of and for the fiscal year ended August 31, 2010.

5.    Tell us why you have not disclosed the supplementary oil and gas information that is ordinarily required to comply with FASB ASC 932-235-50.

Response: Disclosure required to comply with FASB ASC 932-235-50 has been added to the financial statements.

The Company further acknowledges as follows:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.

2.  Comments of the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filings made by the Company.

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any further comments or questions, please do not hesitate to contact the undersigned at the number above or our counsel, David Lubin, Esq. of David Lubin & Associates, PLLC, at 516-887-8200.

TITAN OIL & GAS, INC.

By:	/s/ Jack Adams
Name:	Jack Adams
Title:	President, Chief Executive and Operating Officer, Secretary and Treasurer, and Director (Principal Executive, Financial and Accounting Officer)

/s/ Vivek Warrier	Director
Vivek Warrier